Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Atco Ltd.
Symbol : ACO.X
Reporting Period: 04/01/2010 - 04/30/2010

Summary

Issued & Outstanding Opening Balance :	51,390,206	As at :	04/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	51,390,206		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 05/03/2010
Last Updated: 05/03/2010


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dw 5/13

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	04/01/2010 - 04/30/2010

Summary

Issued & Outstanding Opening Balance :	6,859,258	As at :	04/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,859,258		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com

Submission Date: 05/03/2010
Last Updated: 05/03/2010